UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to clarify the home country rule exemption disclosure included in the Form 20-F of Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), for the fiscal year ended March 31, 2020 to specifically reference NASDAQ Listing Rule 5635.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the Company elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of its outstanding ordinary shares.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: March 19, 2021

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